

April 21, 2015

Via E-Mail
Thomas Mathers
Chief Executive Officer
CoLucid Pharmaceuticals, Inc.
15 New England Executive Park
Burlington, MA 01803

> **Re:** **CoLucid Pharmaceuticals, Inc.**
> **Amendment Nos. 1 and 2 to Registration Statement on Form S-1**
> **Filed April 10, 2015 and April 20, 2015**
> **Response Letter dated April 17, 2015**
> **Filed No. 333-203100**

Dear Mr. Mathers:

We have reviewed your amended registration statement and your correspondence dated April 17, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2015 letter.

Financial Statements
Note 6: Distribution and Supply Agreement, page F-21

1. With regard to prior comment 3, your response did not address whether the $1.5 million payment is advance payment for supply of lasmiditan for commercial sale and clinical trials. Please advise. Also, expand on response number 23 in your letter dated March 30, 2015 to clarify the mechanics of the offset referred to in this statement "The initial and milestone payments under the distribution and supply agreement are upfront payments that will offset future contractual payments from Ildong." If the $1.5 million payment received and future milestones are creditable against amounts due from Ildong, revise the disclosure to so indicate. Tell us if you have supplied any product to Ildong to date and how you accounted for the product supplied.

Note 8: Subsequent Events, page F-22

2. We note your response to our prior comment # 24 in your correspondence dated April 17, 2015. Tell us the amount to be recorded as an adjustment to the earnings available to common stockholders and how you determined that amount.

You may contact Lisa Vanjoske at (202) 551- 3614 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Jonathan R. Zimmerman, Esq.
        Faegre Baker Daniels LLP